HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 6 October 2004

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

dw 10/27

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 July 2004

1. COMMERCIAL REGISTER

Date	Language	Change
15-09-2004	English and Dutch	Appointment of H. Bijl as corporate secretary

2. PRESS RELEASES

Date	Language	Subject
30-09-2004	English and Dutch	Paul Zekhuis
27-09-2004	English and Dutch	Sale of Tech Pacific
23-09-2004	English and Dutch	E. van den Assem and Robbert Hin

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
None		

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer maakt de bekend dat Paul Zekhuis naast zijn huidige verantwoordelijkheden de functie van CEO van Hagemeyer Centraal Europa gaat vervullen.

Paul Zekhuis is lid van het PPS Executive Committee en sinds 1 juni 2004 verantwoordelijk voor de Hagemeyer activiteiten in Duitsland. Voordien was hij CEO van HTG Nederland (Bernard). Hij zal de eindverantwoordelijkheid voor de operationele activiteiten in de regio Centraal Europa overnemen van Edo van den Assem, die -zoals eerder bekend gemaakt- de onderneming per het einde van het jaar zal verlaten.

Als gevolg van deze benoeming zullen de managing directors van HTG Nederland (Bernard), het Zwitserse Winterhalter + Fenner en Hagemeyer Austria met ingang van 1 december 2004 aan Paul Zekhuis rapporteren.

Naarden, 30 september 2004
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
035 -6957676

www.hagemeyer.com
press@hagemeyer.com

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer is pleased to announce the appointment of Paul Zekhuis as CEO of Hagemeyer Central Europe, in addition to his current responsibilities.

Paul Zekhuis, member of the PPS Executive Committee, has been responsible for Hagemeyer Germany since June 1, 2004 and prior to that he was the CEO of HTG Nederland (Bernard). He will take over the overall responsibility for the operating companies in the Central European region from Edo van den Assem, who will leave Hagemeyer effective year-end, as announced earlier.

As a consequence of this appointment the managing directors of HTG Nederland (Bernard), Winterhalter + Fenner in Switzerland and Hagemeyer Austria will report to Paul Zekhuis as from December 1, 2004.

Naarden, September 30, 2004
HAGEMEYER N.V.
Board of Management

For further information: Emilie de Wolf
+ 31 (0)35-6957676

www.hagemeyer.com
press@hagemeyer.com

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Sale of Tech Pacific

CVC Asia Pacific and Hagemeyer today announce the sale of Tech Pacific to US based Ingram Micro. Tech Pacific is the leading distributor of IT products in the Asia-Pacific region (excluding China).

The total consideration for Tech Pacific is approximately A$ 700 million (approximately € 405 million at current exchange rates), based on Tech Pacific's enterprise value and to be corrected for debt, cash and certain movements in other net asset values as per the date of completion of the transaction.

In June 2003, Hagemeyer sold Tech Pacific to funds advised by CVC Asia Pacific but retained an interest of 31.5% in Tech Pacific, with 58.5% owned by CVC Asia Pacific funds and 10% by management.

As per June 30, 2004 the book value of Hagemeyer's 31.5% participation in Tech Pacific was € 25.8 million. As a result of today's announced transaction, Hagemeyer is expected to realise a book gain of approximately € 60 million at current exchange rates.

Net cash proceeds of the sale of Tech Pacific for Hagemeyer are expected to be approximately A$ 150 million (approximately € 85 million at current exchange rates), of which a small part will be kept in escrow. The final amount is subject to various adjustments upon completion of the transaction, which is expected prior to December 31, 2004.

The cash proceeds will be used to pay off part of Hagemeyer's senior debt. The financing facilities available to Hagemeyer will be reduced accordingly.

The sale of Tech Pacific is conditional upon a number of regulatory approvals.

Naarden, September 27, 2004
HAGEMEYER N.V.
Board of Management

For further information:
Emilie de Wolf + 31.35.695.76.76
press@hagemeyer.com
www.hagemeyer.com

Note to the editor:

CVC Asia Pacific
CVC Asia Pacific is part of one of the world's largest private equity groups, CVC Capital Partners Europe (CVC Europe).

CVC Asia Pacific is a joint venture between CVC Europe and Citigroup, one of the world's leading financial institutions, and manages US$ 750 million of funds in the Asia Pacific region. CVC Europe manages over US$ 9 billion of private equity funds in Europe. Other recent notable CVC Asia Pacific transactions include, in Australia, the acquisition and IPO of Pacific Brands and the acquisition of the private hospital business, Affinity Health, from Mayne, in Korea, the acquisitions of Hai Tai confectionery, leading cinema chain CJCGV, in Hong Kong, the acquisition of Asia Printers and in Singapore, the acquisition of the Yellow Pages business.

Hagemeyer
Hagemeyer N.V. is a Dutch company listed on the Euronext Amsterdam Stock Exchange.

Hagemeyer is a value added business-to-business distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance Repair and Operations) products. With approximately 17,500 employees Hagemeyer serves its more than 1 million customers with products from some 10,000 suppliers through 1,250 locations in 27 countries in Europe, North America and Asia-Pacific, giving rise to annual sales in excess of € 5 billion.

Ingram Micro
Ingram Micro is listed on the New York Stock Exchange.

Ingram Micro is the world's largest technology distributor and a leading technology sales, marketing and logistics company. As a vital link in the technology value chain, Ingram Micro creates sales and profitability opportunities for vendors and resellers through unique marketing programs, outsourced logistics services, technical support, financial services and product aggregation and distribution. The company offers a broad array of solutions and services to nearly 165,000 resellers by distributing and marketing hundreds of thousands of IT products worldwide from nearly 1,400 suppliers.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Verkoop van Tech Pacific

CVC Asia Pacific en Hagemeyer maken vandaag de verkoop van Tech Pacific aan het in de Verenigde Staten gevestigde Ingram Micro bekend. Tech Pacific is een van de belangrijkste distributeurs op het gebied van IT producten in Azië-Pacific (behalve China).

De totale verkoopprijs voor Tech Pacific bedraagt circa A$ 700 miljoen (circa € 405 miljoen tegen huidige wisselkoersen). Deze prijs is gebaseerd op de "enterprise value" en zal worden aangepast voor de schuld- en kaspositie en wijzigingen in overige nominale waarden van de netto activa per de datum waarop de transactie zal worden afgerond.

In juni 2003 heeft Hagemeyer Tech Pacific verkocht aan door CVC Asia Pacific geadviseerde fondsen. Hagemeyer hield een belang van 31,5% in Tech Pacific, terwijl de CVC Asia Pacific fondsen een belang van 58,8% en het management een belang van 10% in bezit hebben.

De boekwaarde van Hagemeyers 31,5% belang in Tech Pacific bedroeg per 30 juni 2004 € 25,8 miljoen. Als gevolg van de vandaag aangekondigde transactie zal Hagemeyer tegen huidige wisselkoersen naar verwachting een boekwinst van circa € 60 miljoen realiseren.

De netto opbrengst van de verkoop van Tech Pacific zal voor Hagemeyer naar verwachting circa A$ 150 miljoen (circa € 85 miljoen tegen huidige wisselkoersen) bedragen. Hiervan zal een klein gedeelte in "escrow" worden gehouden. De uiteindelijke opbrengst is afhankelijk van diverse correcties bij afronding van de transactie, die vóór 31 december 2004 wordt verwacht.

De opbrengst zal worden aangewend om een deel van de senior schuld van Hagemeyer af te lossen. De aan Hagemeyer ter beschikking staande financieringsfaciliteiten zullen dienovereenkomstig worden teruggebracht.

De verkoop van Tech Pacific dient nog te worden goedgekeurd door een aantal overheidsinstanties.

Naarden, 27 september 2004
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
035 – 6957676
press@hagemeyer.com
www.hagemeyer.com

Noot voor de redactie

CVC Asia Pacific
CVC Asia Pacific maakt deel uit van een van de grootste particuliere beleggingsgroepen ter wereld, CVC Capital Partners Europe (CVC Europe).

CVC Asia Pacific is een joint venture tussen CVC Europe en Citigroup, een van 's werelds belangrijkste financiële instituten. CVC Asia Pacific beheert een bedrag van US$ 750 miljoen aan fondsen in Azië-Pacific. CVC Europe beheert meer dan US$ 9 miljard aan particuliere beleggingsfondsen in Europa. Andere recente aansprekende transacties van CVC Asia Pacific omvatten onder andere: in Australië de acquisitie en beursgang van Pacific Brands en de acquisitie van de private zorgonderneming, Affinity Health van Mayne, in Korea de acquisities van Hai Tai "confectionery" en de leidende bioscoop keten CJCGV, in Hong Kong de acquisitie van Asia Printers en in Singapore de acquisitie van de Yellow Pages activiteiten.

Hagemeyer
Het aandeel Hagemeyer N.V. is genoteerd aan Euronext te Amsterdam.

Hagemeyer is gespecialiseerd in hoogwaardige business-to-business distributie en dienstverlening en richt zich op de markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO (Maintenance, Repair en Distribution) producten. Met circa 17.500 medewerkers bedient Hagemeyer haar meer dan 1 miljoen afnemers met producten van meer dan 10.000 leveranciers vanuit ongeveer 1.250 locaties in 27 landen in Europa, Noord-Amerika en Azië-Pacific, en realiseert daarmee een omzet op jaarbasis van ruim € 5 miljard.

Ingram Micro

Ingram Micro is genoteerd aan de beurs van New York, de New York Stock Exchange.

Ingram Micro is ‘s werelds grootste distributeur op technologie gebied en een vooraanstaande onderneming op het gebied van verkoop, marketing en logistiek van technologieproducten. Ingram Micro vormt een schakel van vitaal belang in de technologie waardeketen en creëert omzet en rentabiliteitsmogelijkheden voor verkopers en wederverkopers door middel van unieke marketing programma’s, uitbesteding van logistieke diensten, technische ondersteuning, financiële diensten en het samenbrengen en distribueren van producten. De onderneming biedt een breed scala aan oplossingen en diensten aan zo’n 165.000 wederverkopers door de wereldwijde distributie en marketing van honderdduizenden IT producten van bijna 1.400 leveranciers.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer maakt bekend dat Edo van den Assem en Robbert Hin, beiden lid van het voormalige Executive Committee, de onderneming per 31 december 2004 zullen verlaten.

Het recent geïnstalleerde PPS Executive Committee bestaat uit CEO Rudi de Becker, CFO Tjalling Tiemstra, de Vice President Operational Support en de zes Regional CEO's verantwoordelijk voor de operationele PPS activiteiten.

De taken en verantwoordelijkheden van Edo van den Assem en Robbert Hin zullen in de komende maanden geleidelijk worden overgedragen.

Naast haar verantwoordelijkheden als Director Investor Relations neemt Emilie de Wolf met onmiddellijke ingang het woordvoerderschap voor perscontacten van Robbert Hin over.

Wij maken van deze gelegenheid gebruik om Edo van den Assem en Robbert Hin succes te wensen bij hun toekomstige activiteiten.

Naarden, 23 september 2004
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie:

Emilie de Wolf 035-6957676
press@hagemeyer.com
www.hagemeyer.com

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer announces that Edo van den Assem and Robbert Hin, both members of the former Executive Committee, will leave the Company as per December 31, 2004.

The recently installed PPS Executive Committee consists of CEO Rudi de Becker and CFO Tjalling Tiemstra, as well as the Vice President Operational Support and the six Regional CEO's responsible for the operational PPS activities.

The roles and responsibilities of Edo van den Assem and Robbert Hin will be gradually handed over in the course of the next few months.

In addition to her responsibilities as Director Investors Relations, Emilie de Wolf has been appointed spokesperson for press contacts, taking over this responsibility from Robbert Hin with immediate effect.

We take this opportunity to wish Edo van den Assem and Robbert Hin success in their respective future endeavors.

Naarden, September 23, 2004
HAGEMEYER N.V.
Board of Management

For further information:

Emilie de Wolf + 31.35.695.76.76
press@hagemeyer.com
www.hagemeyer.com

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

Rechtspersoon:

Rechtsvorm	:Naamloze vennootschap
Naam	:Hagemeyer N.V.
Statutaire zetel	:Amsterdam
Akte van oprichting	:17-06-1920
Akte laatste statuten-wijziging	:05-02-2004
Maatschappelijk kapitaal	:EUR 810.000.000,00
Geplaatst kapitaal	:EUR 619.309.250,40
Gestort kapitaal	:EUR 619.309.250,40

Onderneming:

Handelsna(a)m(en)	:Hagemeyer N.V.
Adres	:Rijksweg 69, 1411GE Naarden
Correspondentieadres	:Postbus 5111, 1410AC Naarden
Telefoonnummer	:035-6957611
Datum vestiging	:15-06-1900
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen
Werkzame personen	:6

Bestuurder(s):

Naam	:Tiemstra, Jan Sjoerd Tjalling
Geboortedatum en -plaats	:16-11-1952, Nijmegen
Adres	:Konijnenlaan 40, 2243ET Wassenaar
Infunctietreding	:24-04-2003
Titel	:Lid van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:De Becker, Rudiger Walter Annie
Geboortedatum en -plaats	:02-09-1946, Brugge, België
Adres	:Beysterveld 31, 1083KA Amsterdam
Infunctietreding	:21-04-2004
Titel	:Voorzitter van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Commissaris(sen):

15-09-2004 Blad 00002 volgt.

Naam	:Bourigeaud, Bernard André Joseph
Geboortedatum en -plaats	:20-03-1944, Bordeaux
Adres	:40 Avenue Du Manoir, B-1410 Waterloo, België
Infunctietreding	:21-04-2004
Naam	:Kalff, Peter Jan
Geboortedatum en -plaats	:12-05-1937, Amsterdam
Adres	:Schapendrift 70, 1261HR Blaricum
Infunctietreding	:27-04-1994
Titel	:Voorzitter Raad van Commissarissen
Naam	:Eustace, Dudley Graham
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, Verenigd Koninkrijk
Infunctietreding	:19-04-1999
Titel	:Vice-voorzitter Raad van Commissarissen
Naam	:de Raad, Mattheus Petrus Maria
Geboortedatum en -plaats	:07-01-1945, Gameren
Adres	:adres afgeschremd o.g.v., art. 32 Hrb.
Infunctietreding	:21-04-2004

Gevolmachtigde(n):

Naam	:Mapletoft, Brian James
Geboortedatum en -plaats	:28-02-1948, Sleaford, Verenigd Koninkrijk
Adres	:Keizersgracht 579 P, 1017DR Amsterdam
Infunctietreding	:17-10-2000
Titel	:Group Treasurer
Bevoegdheid	:Beperkte volmacht: voor inhoud volmacht raadpleeg dossier
Naam	:Bijl, Hein
Geboortedatum en -plaats	:13-04-1968, Amersfoort
Adres	:Raamstraat 14 C, 1016XM Amsterdam
Infunctietreding	:29-01-2004
Titel	:Algemeen procuratiehouder
Bevoegdheid	:Volledige volmacht
Aanvang (huidige) volmacht	:13-09-2004

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Amersfoort, 15-09-2004

Voor uittreksel

F.M. van Beusekom
teammanager handelsregister

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

Legal person:	
Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:05-02-2004
Authorized capital	:EUR 810.000.000,00
Issued capital	:EUR 619.309.250,40
Paid up capital	:EUR 619.309.250,40
Other information	:See Dutch extract
Undertaking:	
Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:6
Director(s):	
Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar
Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised
Name	:De Becker, Rudiger Walter Annie
Date and place of birth	:02-09-1946, Brugge, Belgium
Address	:Beysterveld 31, 1083KA Amsterdam
Date of entry into office	:21-04-2004
Title	:Voorzitter van de Raad van Bestuur

Powers	:Solely/independently authorised ....

Supervisory director(s):

Name	:Bourigeaud, Bernard André Joseph ....
Date and place of birth	:20-03-1944, Bordeaux ....
Address	:40 Avenue Du Manoir, B-1410 Waterloo, Belgium .
Date of entry into office	:21-04-2004 ....
Name	:Kalff, Peter Jan ....
Date and place of birth	:12-05-1937, Amsterdam ....
Address	:Schapendrift 70, 1261HR Blaricum ....
Date of entry into office	:27-04-1994 ....
Title	:Voorzitter Raad van Commissarissen ....
Name	:Eustace, Dudley Graham ....
Date and place of birth	:03-07-1936, Oxford, United Kingdom ....
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . United Kingdom ....
Date of entry into office	:19-04-1999 ....
Title	:Vice-voorzitter Raad van Commissarissen ....
Name	:de Raad, Mattheus Petrus Maria ....
Date and place of birth	:07-01-1945, Gameren ....
Address	:adres afgeschremd o.g.v., art. 32 Hrb. ....
Date of entry into office	:21-04-2004 ....

Authorized signatory(signatories):

Name	:Mapletoft, Brian James ....
Date and place of birth	:28-02-1948, Sleaford, United Kingdom ....
Address	:Keizersgracht 579 P, 1017DR Amsterdam ....
Date of entry into office	:17-10-2000 ....
Title	:Group Treasurer ....
Powers	:Restricted power of attorney ....
Name	:Bijl, Hein ....
Date and place of birth	:13-04-1968, Amersfoort ....
Address	:Raamstraat 14 C, 1016XM Amsterdam ....
Date of entry into office	:29-01-2004 ....
Title	:Algemeen procuratiehouder ....
Powers	:Full power of attorney ....
Commencement (present)	

power of attorney	:13-09-2004 ....

Issued by the chamber of commerce

Amersfoort, 15-09-2004

For extract

F.M. van Beusekom
teammanager handelsregister